ROBERT L. B. DIENER
Attorney at Law
56 Laenani Street
Haiku, HI 96708
(310) 396-1691  Fax: (310) 362-8887
rob@rdienerlaw.com

March 25, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:	Accelerated Acquisitions V, Inc. (the “Company”)
Registration Statement on Form S-1/A
File No. 333-167939
Filed on January 31, 2011

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 16, 2011 addressed to Mr. Richard Aland, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1/A.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

Information with Respect to the Registrant, page 27

1.
We note your response to comment nine of our December 30, 2010 letter. With a view to disclosure, advise us if any of the 28-72 million gallons of fuel were purchased through your platform, if amounts were requested by buyers but did not result in purchases, or otherwise. It is unclear why the specific numbers are used.

COMPANY RESPONSE:

The statement on our website is confusing and this reference has been deleted.  For the record, none of the 28-72 million gallons of fuel previously referenced on our website were purchased through our platform or otherwise resulted in purchases.  All prior pools referred to on the website were executed as beta-test pools in which the Company either did not charge fees or has not received any revenues.  The purpose of those pools was to test variations of the user interface, initial impressions, difficulty or ease of use, preferences, input speed, typical length of time a user lingers on each page, number of times a user visits a particular page, etc. These features and a number of others are key to a successful user experience and cannot be ascertained without beta-tests.  No fees were charged and none earned. The Company does not believe that any further amendment of the Form S-1 is required on this issue.

Executive Compensation, page 42

2.       Please provide updated executive compensation disclosure.

COMPANY RESPONSE:

We have revised the disclosure to be consistent with the requirements.

Financial Statements

General

3.	Please consider Rule 8-08 of Regulation S-X in determining whether you need to update your consolidated financial statements in an amendment to your Form S-1.

COMPANY RESPONSE:

Consistent with Rule 8-08 of regulation S-X, the Company has included its audited financial statements for the period ended December 31, 2010 in its amended Form S-1.

Part II

Recent Sales of Unregistered Securities

4.
We note your amended Form D and also the revised disclosure under this heading that on July 2, 2010, the company sold shares to 35 investors. The table on page 67 lists 45 investors. Please revise or advise.

COMPANY RESPONSE:

The table on page 67 was incorrect.  We have amended the table which now lists only 35 investors.  The amended Form D filed by the Company is correct.

Exhibits

Exhibit 5.1 – Legality Opinion

In the amendment to be filed, please ensure that your legality opinion is currently dated.

COMPANY RESPONSE:

The legality opinion attached to the amended Form S-1 is currently dated.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LAW OFFICES OF ROBERT DIENER

/S/ Robert L. B. Diener

By:
Robert L. B. Diener